[BLANK ROME LLP LETTERHEAD]

Phone:	(212) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

April 21, 2010

Keith A. O’Connell

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Spirit of America Investment Fund, Inc. (the “Company”)
SEC File Numbers: 333-27925/811-08231

Dear Mr. O’Connell:

On behalf of the Company, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided on April 12, 2010, regarding the Company’s Post-Effective Amendment No. 23 (“PEA No. 23”) under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) applicable to each of its underlying series (the “Funds”). PEA No. 23 was filed on February 26, 2010 to conform each Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239 and 274. Per your request, we are providing to you a copy of the proposed Post-Effective Amendment No. 24 (“PEA No. 24”) to the Registration Statement marked to reflect changes from PEA No. 23 made in response to your comments, to update financial statements and to make certain non-material changes.

We have set forth below, in boldface type, the text of each comment, followed by the Company’s responses.

1. Comment. If the Company intends to use the Summary Prospectus, please provide the legend proposed to be used in that regard. In particular, confirm that such legend will not including any incorporation by reference to the Company’s annual report to shareholders.

Response: The Company does not presently intend to use the Summary Prospectus.

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Keith A. O’Connell

April 21, 2010

2. Comment. Please confirm that the Company’s Statement of Additional Information will comply with the additional corporate governance disclosure requirements now in effect.

Response: The Company has added the disclosure to its Statement of Additional Information in compliance with the additional corporate governance disclosure requirements.

3. Comment. If the Funds offer sales discounts, provide the statement preceding the fee table required by Item 3 and delete footnote #1 to the fee table of each Summary Section.

Response: The Funds do offer sales discounts. Therefore, the Company has added the statement required by Item 3, as it applies to the Funds, to precede each Fund’s fee table and deleted footnote #1.

4. Comment. Confirm the Funds do not have Acquired Fund Fees and Expenses that are required to be disclosed.

Response: The Company hereby confirms that the Funds do not have Acquired Fund Fees and Expenses that are required to be disclosed.

5. Comment. Conform each fee table’s headings to the Form N-1A (e.g., “total annual fund operating expenses after fee waivers” rather than “net annual fund operating expenses”).

Response: The Company has revised the headings in each fee table as necessary to conform to the Form N-1A, as requested.

6. Comment. With regard to the fee tables, delete all cross references in the footnotes, delete the footnote describing expenses comprising “Other Expenses” and delete the first and last sentences of the last footnote. In addition, disclose expenses that are excluded from the fee waiver, if any, in the last footnote. Disclose the party (parties) that can terminate the Operating Expenses Agreement in the last footnote.

Response: The cross references, footnotes and relevant text has been deleted as requested. The following sentence has been added to the relevant footnote in each Fund’s fee table to disclose those fees and expenses that are excluded from the waiver.

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Keith A. O’Connell

April 21, 2010

“The waiver does not include 12b-1 fees, front end or contingent deferred loads, taxes, interest, dividend expenses, brokerage commissions or expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation.”

In addition, the following sentence has been added to the relevant footnote in each Fund’s fee table to disclose the Board’s right to terminate the Operating Expenses Agreement.

“This agreement can be terminated at any time by the Board of Directors, on behalf of the Fund, upon sixty days written notice to the Adviser.”

7. Comment. Confirm the Example calculations assume the effect of the fee waiver in the first year only.

Response: The Company hereby confirms that the Example calculations assume the effect of the fee waiver in the first year only.

8. Comment. Delete the words “and you reinvest all dividends and distributions” from the second to last sentence preceding the Example in each Summary Section.

Response: The Company has deleted the text as requested.

9. Comment. Disclose the toll-free phone number shareholders can call for updated performance information, if applicable, in each Summary Section.

Response: The Funds do not provide updated performance information to its shareholders through a toll-free telephone number, so no additional disclosure has been made in response to this Comment.

10. Comment. Delete the second, third and fourth sentences in the paragraph after the bar chart of each Summary Section.

Response: The Company has deleted the sentences as requested.

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Keith A. O’Connell

April 21, 2010

11. Comment. With regard to the Real Estate Fund, move the benchmark information to appear only at the end of the Performance Table (rather than in two locations) in compliance with Instruction 2e to Item 4. Also, conform the Class B performance information to the Form N-1A (i.e., do not provide a line with and without CDSC fees).

Response: The Company has deleted the first reference to the MSCI US REIT Index so that it only appears at the bottom of the Real Estate Fund’s performance table. In addition, the row in the table “Return Before Taxes (CDSC fee)” has been deleted.

12. Comment. Delete the footnote to each Performance Table which describes the primary benchmark. If the Fund chooses to ignore this Comment, revise the footnote to be no longer than one sentence.

Response: The Company has deleted the footnote to each Fund’s Performance Table which described that Fund’s primary benchmark.

13. Comment. Delete the Investment Adviser’s address from each Summary Section. With regard to the Portfolio Manager, provide only the Portfolio Manager’s name, title and length of service in each Summary Section. Descriptions of the Portfolio Manager’s experience and backgrounds should be included in response to Item 10.

Response: The Investment Adviser’s address and supplementary information regarding the Portfolios Managers have been moved from the Summary Section and appear in response to Item 10.

14. Comment. Delete the sentence “The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities in the [Real Estate Fund].”

Response: The Company has deleted the sentence from each Fund’s Summary Section as requested.

15. Comment. Move the sentence that reads, “Redemptions will be effected at the NAV (subject to any applicable CDSC fees) next determined after receipt by the Transfer Agent” from each Summary Section to Item 11(a)(1).

Response: The Company has moved the sentence as requested.

16. Comment. Under the Taxes heading in each Summary Section, delete the cross reference to “Dividends, Distributions and Taxes.”

Response: The Company has deleted all cross references in each Fund’s Summary Section.

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Keith A. O’Connell

April 21, 2010

17. Comment. Supplementally, explain to the Staff why the Company believes that $5 billion in market capitalization qualifies a company to be considered large cap.

Response: The Company considers a company to be large cap if it has $5 billion or more in market capitalization in accordance with the S&P 500 Index criteria which requires a company to have a market capitalization of at least $3 billion to be considered large cap and eligible for inclusion in the index.

18. Comment. In the Value Fund’s Summary Section, delete the heading “What is a Value Fund” and revise language to describe the value strategy applicable to the Value Fund specifically.

Response: The Company has revised the disclosure to describe the Value Fund’s strategy.

19. Comment. Confirm that the fees and expenses set forth in the Income Fund’s fee table are based on actual amounts and not estimated.

Response: The fees and expenses set forth in the Income Fund’s fee table are those set forth in the Company’s audited annual report. The expense accrual balance on the Income Fund’s trial balance, which is the source for the audited annual report, includes estimated accruals for those expenses which remained unpaid at the Income Fund’s fiscal year end.

20. Comment. Add the 5 years and 10 years columns to the Income Fund’s Example.

Response: The Company has added the 5 years and 10 years columns to the Income Fund’s Example as requested.

21. Comment. Delete any non-principal risks from the Summary Section.

Response: The Company has deleted all non-principals risks from each Fund’s Summary Section.

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Keith A. O’Connell

April 21, 2010

22. Comment. Through each Summary Section, confirm that any defined terms used are defined within that Fund’s Summary Section.

Response: The Company hereby confirms that all defined terms that are used in a Summary Section are defined within that same Summary Section and do not rely upon another Fund’s Summary Section for definition.

23. Comment. Add disclosure regarding REITs not generally benefiting from lower capital gains tax rates to the “Dividends, Distributions and Taxes” section.

Response: The Company has revised the “Dividends, Distributions and Taxes” section to state the following:

“For shareholders of the Real Estate Fund, distributions from REITs received by the Real Estate Fund generally are not qualified dividend income and are eligible for lower capital gains tax rates only in limited circumstances.”

24. Comment. Revise applicable disclosure to avoid using the words “concentrate” or “concentration” when discussing the risks associated with being a non-diversified fund, to avoid confusion with a fund’s policy against concentration (e.g., High Yield Fund and Income Fund).

Response: The Company has revised the applicable disclosure as requested.

* * * * * * * * * *

On behalf of the Company, Joseph Pickard, Chief Compliance Officer, acknowledges by letter under separate cover dated and filed on April 21, 2010, that: in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement; the Staff’s comments or changes in disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and it will not assert the Staff’s review process as defense in any action by the Commission or any securities related litigation against the Company.

125634.00100/11988213v.4

Keith A. O’Connell

April 21, 2010

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes
Mary K. Stokes

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[SPIRIT OF AMERICA INVESTMENT FUND, INC. LETTERHEAD]

April 21, 2010

Keith A. O’Connell

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Spirit of America Investment Fund, Inc. (the “Company”)
SEC File Numbers: 333-27925/811-08231

Dear Mr. O’Connell:

On behalf of the Company, this letter is partial response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided on April 12, 2010, regarding the Company’s Post-Effective Amendment No. 23 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) applicable to each of its underlying series (the “Funds”). The Company’s counsel, Blank Rome LLP, is delivering a letter coinciding with this letter, which responds to the comments as they pertain to Post-Effective Amendment No. 23 to the Registration Statement.

The Company hereby acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement. The Company hereby further acknowledges that the Staff’s comments or changes in disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company hereby represents that it will not assert the Staff’s review process as defense in any action by the Commission or any securities related litigation against the Company.

Very truly yours,

/s/ Joseph Pickard
Joseph Pickard
Chief Compliance Officer

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